UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

     INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

EXPLORATION DRILLING INTERNATIONAL INC.
(Exact name of small business issuer as specified in its charter)

NEVADA	000-50459	98-0396733
(State or other jurisdiction of	(Commission File	(IRS Employer Identification No.)
incorporation)	Number)

810 Peace Portal Drive, Suite 212
Blaine, WA 98230
(Address of principal executive offices)

(360) 305-5696
Issuer's telephone number

Invision Capital, Inc.
(Former name, former address and former fiscal year, if changed since last report)

EXPLORATION DRILLING INTERNATIONAL INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND
NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF EXPLORATION DRILLING
INTERNATIONAL INC.

GENERAL

This Information Statement is being mailed commencing on or about December 13, 2006 by Exploration Drilling International Inc. (the "Company") to holders of record of the Company's voting stock, common stock, par value $0.001 per share in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Company's Board of Directors. This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company's stockholders.

ACQUISITION OF EDI EXPLORATION DRILLING INTERNATIONAL GMBH (“EDI”)

On April 26, 2006, the Company completed the acquisition of EDI Exploration Drilling International GmbH (“EDI”). The acquisition of EDI was completed pursuant to the terms of the Share Purchase Agreement executed on April 21, 2006 and dated for reference April 5, 2006 among the Company, EDI, EDI Exploration Drilling International Holding GmbH (“EDI Holding”) and Frank Rigney. In exchange for all of the shares of EDI, the Company issued to EDI Holding a total of 50,000,000 shares of common stock. Concurrently, EDI Holding purchased an additional 20,000,000 shares of the Company’s common stock from Mr. Rigney at an aggregate price of $10,000. Mr. Rigney was a member of the Company’s Board of Directors and the Company’s sole executive officer from inception until March 20, 2006. As a result of the sale of his shares to EDI Holding, Mr. Rigney no longer owns any shares of the Company’s common stock.

Upon the completion of the acquisition, Rainer Rotthaeuser was appointed to the Company’s Board of Directors, and as the Company’s Chief Executive Officer and President, and Guenter Thiemann was appointed as the Company’s Chief Financial Officer and Treasurer. John Boschert continues to act as the Company’s Secretary, and continues to act on the Board of Directors on a temporary basis. Pursuant to the terms of the Share Purchase Agreement, within 10 days after this Schedule 14F-1 Information Statement, prepared in accordance with Rule 14f-1 of the Exchange Act, is mailed to the Company’s stockholders and filed with the Securities and Exchange Commission (the “SEC”), Mr. Thiemann will replace Mr. Boschert on the Board of Directors. Mr. Boschert will continue to act as the Company’s Secretary.

Following the completion of the Company’s acquisition of EDI, the Company’s business plan is to focus on gaining market penetration for EDI’s products and processes within the drilling industry. Over the next year, the Company will focus on developing relationships and contacts in Germany, the Middle East, Namibia and India, in an effort to generate access to drilling projects and corresponding sales of its products and services.

Board and Officer Appointments

Pursuant to the terms of the Share Purchase Agreement, effective April 26, 2006, John Boschert resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President and Treasurer. Mr. Boschert shall continue to act as the Company’s Secretary. Rainer Rotthaeuser was appointed as the Company’s Chief Executive Officer and President and as a member of the Company’s Board of Directors. Guenter Thiemann was appointed as the Company’s Chief Financial Officer and Treasurer.

Summarized below are the officers of the Company effective as of April 26, 2006, the date the acquisition of EDI was completed:

Name	Offices
Rainer Rotthaeuser	President and Chief Executive Officer
Guenter Thiemann	Treasurer and Chief Financial Officer
John Boschert	Secretary

Under the terms of the Share Purchase Agreement, the Company also agreed to appoint Guenter Thiemann as a member of the Board of Directors of the Company and John Boschert agreed to resign as a member of the Board of Directors, resulting in a change in a majority of the Company’s directors. The appointment of Mr. Thiemann as a director and the resignation of Mr. Boschert will not be effected until at least ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

Details of the Share Purchase Agreement entered into in connection with the Company’s acquisition of EDI is more particularly described in the Company’s Current Report on Form 8-K filed with the SEC on April 27, 2006.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1. Voting Securities of the Company

As of December 12, 2006 (the “Record Date”), there were 102,706,285 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of the Record Date by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	Rainer Rotthaeuser Chief Executive Officer and President Director Goethestrasse 61 D-45721 Haltern am See, Germany	840,000(2) direct	*
Common Stock	Guenter Thiemann Chief Financial Officer and Treasurer Nominee Director Goethestrasse 61 D-45721 Haltern am See, Germany	240,000(3) Direct	*

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
Common Stock	John Boschert Secretary Director 1480 Gulf Road, Suite 205 Point Roberts, WA 98281	100,000(4) direct	*
Common Stock	All Officers and Directors as a Group (3 persons)	1,180,000	1.1%
5% STOCKHOLDERS
Common Stock	EDI Exploration Drilling International Holding GmbH Goethestrasse 61 D-45721 Haltern am See, Germany	70,000,000	68.2%

Notes

*	Represents less than 1%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of the Company’s common stock actually outstanding on the date of this Information Statement. As of December 12, 2006, the Company had 102,706,285 shares of common stock issued and outstanding.

(2)
Within the next 60 days, Mr. Rotthaeuser has the right to acquire 840,000 shares of the Company’s common stock through the exercise of the vested portion of stock options granted pursuant to the Company’s 2006 Stock Option Plan and exercisable at a price of $1.00 per share.

(3)
Within the next 60 days, Mr. Thiemann has the right to acquire 240,000 shares of the Company’s common stock through the exercise of the vested portion of stock options granted pursuant to the Company’s 2006 Stock Option Plan and exercisable at a price of $1.00 per share.

(4)
Within the next 60 days, Mr. Boschert has the right to acquire 100,000 shares of the Company’s common stock through the exercise of the vested portion of stock options granted pursuant to the Company’s 2006 Stock Option Plan and exercisable at a price of $1.00 per share.

3. Changes in Control

On April 26, 2006, the Company issued to EDI Holding 50,000,000 shares of the Company’s common stock in exchange for all of the shares of EDI. Concurrently, EDI Holding purchased an additional 20,000,000 shares of the Company’s common stock from Frank Rigney at an aggregate price of $10,000. EDI Holding paid the purchase price for Mr. Rigney’s shares out of its own funds. The sale of Mr. Rigney’s shares to EDI Holding, results in a change in control, as Mr. Rigney no longer owns any shares of the Company’s common stock. EDI Holding now holds 70,000,000 of the 102,706,285 shares or 68.2% of the Company’s issued and outstanding shares of common stock as at the Record Date.

Pursuant to the terms of the Share Purchase Agreement, effective April 26, 2006, John Boschert resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President and Treasurer. Mr. Boschert continues to act as the Company’s Secretary. Rainer Rotthaeuser was appointed as a member of the Company’s Board of Directors and was also appointed the Company’s President and Chief Executive Officer. Guenter Thiemann was appointed as the Company’s Chief Financial Officer and Treasurer to fill the vacancies created by the resignation of Mr. Boschert in those capacities.

Under the terms of the Share Purchase Agreement, Guenter Thiemann will be appointed as a member of the Board of Directors of the Company and John Boschert will resign as a member of the Board of Directors, resulting in a change in a majority of the Directors. The appointment of Mr. Thiemann as a director and the resignation of Mr. Boschert as a member of the Board of Directors will not be effected until at least ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Directors:

Name of Director	Age
Rainer Rotthaeuser (current)	49

Guenter Thiemann (nominee)	49

John Boschert (current)	35

Executive Officers:

Name of Officer	Position
Rainer Rotthaeuser	Chief Executive Officer and President

Guenter Thiemann	Chief Financial Officer and Treasurer

John Boschert	Secretary

Set forth below is a brief description of the background and business experience for at least the past five years of each of the listed executive officers and directors.

Rainer Rotthaeuser, President, CEO and Director

Mr. Rotthaeuser was appointed to the Company’s Board of Directors and as the Company’s Chief Executive Officer and President upon closing of the acquisition of EDI. Mr. Rotthaeuser has been self-employed since 1988 when he formed his own architectural firm. Mr. Rotthaeuser’s architectural expertise is in the development and construction of large building projects.

Guenter Thiemann, Treasurer, CFO and Nominee Director

Mr. Thiemann was appointed as the Company’s Chief Financial Officer and Treasurer upon closing of the acquisition of EDI. From 1989 to 1999, Mr. Thiemann was employed at LVM Insurance in the development and implementation of corporate marketing strategies. In 1999, he formed Thiemann Gesellsechaft fuer Fondsmanagement GmbH, an investment fund firm. From 2001 to 2003, he acted as a branch manager for the investment counseling firm of Comfort Finance AG. Since 2003, Mr. Thiemann has been self-employed as a consultant in the areas of capital investments and financing.

John Boschert, Secretary and Director

Mr. Boschert has acted as a member of the Company’s Board of Directors since March 13, 2006 and as the Company’s Secretary since March 20, 2006. From March 20, 2006 to April 26, 2006, Mr. Boschert also acted as the Company’s Chief Executive Officer, President, Chief Financial Officer and Treasurer.

Mr. Boschert is a self-employed business consultant. From July 2003 to June 2005, he was the president and owner of a food and beverage company based in Port Alberni, British Columbia, Canada. From 1999 to 2003, he served as a business consultant and officer of Qincom Networks Inc., a telecommunications services provider. From 1998 to 2002, he served as a business consultant and director of Universal Domains, Inc., a food services and domain name provider.

Since June 28, 2005, Mr. Boschert has been the Secretary of Clyvia Inc., a company that, through its German subsidiary, Clyvia Technology GmbH, is developing a proprietary technology that utilizes a process known as fractional depolymerization to produce diesel fuel and heating oil from various forms of recyclable waste materials, including vegetable oils, plastics and organic solids.

Since April 19, 2006, Mr. Boschert has been the Secretary and Treasurer of Skyflyer, Inc., a development stage company engaged in the business of developing a recreational flying device and facility in which the flying device is to operate.

Since May 30, 2006, Mr. Boschert has acted on the Board of Directors for Vitavea Inc. On November 13, 2006, Mr. Boschert was appointed as the Chief Financial Officer, Treasurer and Secretary for Vitavea Inc. Vitavea Inc. is a development stage company engaged in the business of marketing and distributing nutritional supplements.

LEGAL PROCEEDINGS INVOLVING DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following parties has, in the last two years, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
  Any of our promoters; and
  Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

On April 26, 2006, we issued a total of 50,000,000 shares of the Company's common stock to EDI Holding in exchange for all of the shares of EDI. Magdalena Rotthaeuser, the wife of Rainer Rotthaeuser, owns a 55.9% interest in EDI Holding, and Mr. Thiemann owns a 10.5% interest in EDI Holding.

EDI currently rent two office spaces from Magdalena Rotthaeuser. The first office space has an area of approximately 649 square feet, which EDI rents at a cost of EUR 600 ($798) per month. The second office consists of a space with an area of approximately 656 square feet, which EDI rents at a cost of EUR 491 ($653) per month.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (the “Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. The Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

The following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act:

Name and Principal Position	Number of Late Insider Reports	Transactions Not Timely Reported	Known Failures to File a Required Form
Rainer Rotthaeuser Director, Chief Executive Officer and President	One	One	None
Guenter Thiemann Chief Financial Officer and Treasurer Nominee Director	One	One	None
John Boschert Secretary and Director	None	None	None
EDI Exploration Drilling International Holding GmbH Beneficial owner of more than 10% of the Company’s outstanding common stock	None	None	None

DIRECTOR INDEPENDENCE

The Company’s common stock is listed on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements. For purposes of determining director independence, the Company has applied the definitions set out in NASDAQ Rule 4200(a)(15). Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. All of the Company’s current directors are executive officers of the Company. As a result, none of the Company’s directors are independent.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES

The Company does not have standing audit, nominating or compensation committees of its Board of Directors. As such, the Company’s entire Board of Directors performs these functions. The Company currently has only two members of its Board of Directors, making the appointment of standing committees impractical. The Company does not have charters for any of the above committees.

The Company’s Board of Directors has not set any specific minimum qualifications for director candidates and has not paid fees to any third parties to assist it in identifying or evaluating potential candidates. The Company’s Board of Directors assesses each director’s qualifications and skills individually and on their own merits. When considering nominee directors, the Board of Directors will assess the nominee’s knowledge of the Company’s industry, the nominee’s accounting, finance or business management experience and whether that nominee’s skills and experiences duplicate the skills and experiences of existing directors. The Company’s Board of Directors does not have any specific policies with respect to the consideration of director candidates recommended by security holders. The Company’s Board of Directors has indicated that, at this time, it will not consider candidates recommended by the Company’s security holders. The Company’s Board of Directors believes that it is inappropriate for it to consider director candidates recommended by the Company’s security holders at this stage of the Company’s development.

MEETINGS OF DIRECTORS

There were no meetings of the Board of Directors during the last full fiscal year and all actions taken by the Board of Directors were taken by consent resolution. The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board of Directors.

EXECUTIVE COMPENSATION AND STOCK OPTIONS

Compensation of Executive Officers

The following table sets forth certain compensation information for (i) all individuals serving as our chief executive officer or acting in a similar capacity during the last completed fiscal year, regardless of compensation level (the “CEO”); (ii) our four most highly compensated executive officers other than the CEO who were serving as executive officers at the end of the last completed fiscal year; and up to two additional individuals for whom disclosure would have been provided pursuant to subparagraph (ii) of this item but for the fact that the individual was not serving as an executive officer of the registrant at the end of the last completed fiscal year (collectively, or “named executive officers”).

			ANNUAL COMPENSATION			LONG TERM COMPENSATION
Name	Title	Year Ended July 31(1)	Salary	Bonus	Other Annual Compen- sation	AWARDS		PAYOUTS	All Other Compen- sation
						Restricted Stock Awarded	Options/ SARs* (#)	LTIP payouts ($)
Rainer Rotthaeuser(2)	CEO, President & Director	2005 2004 2003	$0 N/A N/A	$0 N/A N/A	$0 N/A N/A	$0 N/A N/A	$0 N/A N/A	$0 N/A N/A	$0 N/A N/A
Guenter Thiemann(2)	CFO & Treasurer	2005 2004 2003	$0 N/A N/A	$0 N/A N/A	$0 N/A N/A	$0 N/A N/A	$0 N/A N/A	$0 N/A N/A	$0 N/A N/A
John Boschert(3)	Secretary	2005 2004 2003	$0 N/A N/A	$0 N/A N/A	$0 N/A N/A	$0 N/A N/A	$0 N/A N/A	$0 N/A N/A	$0 N/A N/A
Frank Rigney(4)	Former Director, Former CEO, Former CFO, Former President, Former Secretary & Former Treasurer	2005 2004 2003	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0

(1)
The Company’s last completed fiscal year was July 31, 2005. For accounting purposes, the acquisition of EDI has been accounted for as a reverse acquisition. This means that, for accounting purposes, EDI has been treated as the acquiring entity and the fiscal year end of EDI, being December 31 of each year, has been adopted as the Company’s fiscal year end for periods ending after the acquisition.

(2)
Mr. Rotthaeuser and Mr. Thiemann were appointed to their respective positions on April 26, 2006 upon the completion of the Company’s acquisition of EDI. Neither Mr. Rotthaeuser nor Mr. Thiemann were paid by EDI prior to July 31, 2005. Since then, Mr. Rotthaeuser and Mr. Thiemann have each received management fees in the amount of EUR 10,000 per month from EDI. In addition, on May 5, 2006, the Company granted a number of stock options to each of Mr. Rotthaeuser and Mr. Thiemann. See “Stock Option Grants.”

(3)
Mr. Boschert was appointed as a director and as Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary on March 20, 2006. As of the completion of the acquisition of EDI, Mr. Boschert no longer acts as the Company’s Chief Executive Officer, President, Chief Financial Officer or Treasurer. On May 5, 2006, the Company granted a number of stock options to Mr. Boschert. See “Stock Option Grants.”

(4)	Mr. Rigney was the Company’s sole director and sole executive officer from the date of the Company’s inception to March 20, 2006.

Stock Option Grants

We did not grant any stock options to our executive officers or directors during our most recent fiscal year ended July 31, 2005. In addition, as of July 31, 2005, no retirement, pension or insurance programs or other similar programs had been adopted by us for the benefit of our employees.

On May 5, 2006, the Company issued non-qualified stock options to purchase a total of 11,000,000 shares of common stock to various of its employees, officers, directors and consultants pursuant to the Company’s 2006 Stock Option Plan (the “Plan”). Each of the options were granted with an exercise price of $1.00 per share and contain staggered vesting provisions. Each of the options granted will expire 5 years after the date such options become vested. Included in the option grants were the following options, issued to the Company’s officers and directors:

Name	Total Number of Shares Subject to Options	E xercise Price Per Share	Option Vesting and Expiration Schedule
Rainer Rotthaeuser CEO, President & Director	4,200,000	$1.00
840,000 Options Vesting May 5, 2006 & Expiring May 5, 2011
840,000 Options Vesting May 5, 2007 & Expiring May 5, 2012
840,000 Options Vesting May 5, 2008 & Expiring May 5, 2013
840,000 Options Vesting May 5, 2009 & Expiring May 5, 2014
840,000 Options Vesting May 5, 2010 & Expiring May 5, 2015

Guenter Thiemann CFO & Treasurer	1,190,000	$1.00	240,000 Options Vesting May 5, 2006 & Expiring May 5, 2011
240,000 Options Vesting May 5, 2007 & Expiring May 5, 2012
240,000 Options Vesting May 5, 2008 & Expiring May 5, 2013
240,000 Options Vesting May 5, 2009 & Expiring May 5, 2014
230,000 Options Vesting May 5, 2010 & Expiring May 5, 2015

John Boschert Secretary & Director	200,000	$1.00	100,000 Options Vesting May 5, 2006 & Expiring May 5, 2011 100,000 Options Vesting May 5, 2007 & Expiring May 5, 2012

Exercises Of Stock Options And Year-End Option Values

No stock options were exercised by our executive officers or directors during the financial year ended July 31, 2005 and no stock options have been exercised since July 31, 2005.

Long-Term Incentive Plans

We do not have any long-term incentive plans, pension plans, or similar compensatory plans for our directors or executive officers.

Compensation Of Directors

Our directors received no management fees during the years ended July 31, 2005, 2004 or 2003. However, Mr. Rotthaeuser and Mr. Thiemann are paid compensation in exchange for acting as the managing directors of EDI. See “Employment Contracts.”

Employment Contracts

Mr. Rotthaeuser and Mr. Thiemann each have employment contracts with EDI with respect to their employment as managing directors of EDI. Mr. Rotthaeuser and Mr. Thiemann are currently paid management fees of EUR 10,000 per month by EDI for acting as the managing directors of EDI. In addition, each of Mr. Rotthaeuser and Mr. Thiemann are to receive annual bonuses equal to 5% of the annual profits of EDI, if any. The employment contracts for Mr. Rotthaeuser and Mr. Thiemann will terminate automatically upon the later of their reaching the age of 65 or their becoming entitled to receive pension payments for the first time. Their contracts may be terminated earlier with six months prior written notice. The employment contracts or Mr. Rotthaeuser and Mr. Thiemann do not contain any change-in-control provisions.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the Board of Directors. Communications to the Board of Directors may be directed to the Company, to the attention of the Board of Directors, at the address and telephone number set out on the cover page to this Information Statement.

NOMINATION AND APPOINTMENT OF DIRECTORS

It is anticipated that the appointment of Mr. Thiemann as a director of the Company will be made by a consent resolution of the Company’s directors. As such, the stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Company’s Board of Directors.

Mr. Thiemann was recommended to the Company’s Board of Directors by EDI Holding and Mr. Thiemann’s nomination was approved by the Company’s Board of Directors in connection with the Company’s acquisition of EDI.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

EXPLORATION DRILLING INTERNATIONAL INC.
Dated: December 12, 2006
/s/ Rainer Rotthaeuser
RAINER ROTTHAEUSER
President and Chief Executive Officer